MAIL STOP 3561


      	March 7, 2006

Mr. Bruce Lederman
HD Partners Acquisition Corporation
2601 Ocean Park Blvd. Suite 320
Santa Monica, CA 90405

      Re:	HD Partners Acquisition Corporation
      Amendment No. 2 to Registration Statement on Form S-1
   File No. 333-130531
		Amendment Filed February 22, 2006

Dear Mr. Lederman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General Comments
1. Your disclosure indicates that $1,200,000 attributable to underwriting-related fees and $96,000 attributable to deferred administration services will be deposited into the trust account. With respect to this, please clarify the following: (1) how will the
80% net asset requirement be calculated in light of these obligations; (2) under what circumstances will each of these items be paid; and, (3) in the event that these items are paid as part of a business combination in which some stockholders elect to convert their shares disclose the financial impact to the remaining investors. Without limiting the generality of the foregoing, we note that the dilution to remaining investors will be higher in the event that there are converting shareholders. Accordingly, please advise us why the company elected to exclude the deferred underwriting discounts and commissions from its dilution calculation on pages 30-
31.

Prospectus Summary
2. We note the disclosure on page 5 regarding the potential larger gains holders of founding director warrants may realize over regular warrant holders. Please add a risk factor.
3. Please clarify whether any of the converting shareholders will have any rights to the $1,200,000 proceeds placed in trust from the sale of the founding director warrants or the deferred underwriting discounts and commissions and deferred administrative fees in the event that they convert their shares and a business combination in consummated.

Risk Factors, page 11
4. Please revise risk factor five to state the number of companies that have filed registration statements but are still in the registration process.
5. We reissue prior comment three from our letter dated January
24,
2006. We continue to note the disclosure that your officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by HD Partners.
Name these companies. Also, disclose those circumstances that may result in the company seeking a business combination with an affiliated entity. Clarify, given management`s detailed knowledge of its affiliated companies, how you reached the determination that "our existing stockholders are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated."

Use of Proceeds, page 27
6. Please reconcile your disclosure on page 27 that you will pay
$7,500/month in administrative fees with your disclosure on page 7 that you will pay $3,500/month in administrative fees.


Management`s Discussion and Analysis, page 33
7. On page 34 you disclose that you estimate that you will incur $84,000 for administrative expenses "of which $4,000 per month is being deferred until the completion of a business combination". However, our review indicates that your total administrative fees will be $7,500/month ($180,000 for 24 months) of which $84,000 will be payable from the company`s general funds outside the trust account. Please revise your disclosure to clarify. In addition, please indicate whether the $96,000 held in trust will be forfeited in the event the company is liquidated.

Proposed Business, page 35
8. We note that in response to our prior comment 4 you have added disclosure on page 37 indicating that management has reviewed publicly available information concerning its target industry. Please advise us of the nature and specificity of the information reviewed. In this respect we are particularly interested in whether this review process has focused management`s attention on a particular category of companies - either by industry, size, geography, etc.

Recent Sales of Unregistered Securities
9. Please add the private placement of the warrants that will occur concurrently with the public offering in this section. State the exemption and the facts supporting your reliance upon the exemption.

Exhibits

Exhibit 10.9
10. Please file a copy of the amended Office Services Agreement between the Registrant and Value Investments, LLC.

Exhibit 10.15
11. Section 8 of the Form of Founding Director Purchase Agreement provides that the warrant purchase agreement may automatically be terminated "upon the mutual written consent of the Company and the Purchasers." However, in the current instance the purchasers have the ability to control the company and therefore would see to be able to unilaterally terminate the warrant purchase agreement. Please advise us of whether the company believes the disclosures made in the registration statement to be binding commitments of the company to require the warrant purchases, and undertake to meet any conditions precedent to the warrant purchases.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director




cc:	Jody Samuels
	Fax: (212) 370-7889




Mr. Bruce Lederman
HD Partners Acquisition Corp.
March 7, 2006
p. 1